Exhibit 16.1

December 22, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 Changes in Registrant’s Certifying Accountant on Form 8-K dated December 16, 2014, of Forest Oil Corporation and are in agreement with the statements contained in the first sentence of the third paragraph, and the fourth, fifth, sixth and seventh paragraphs of Item 4.01. We have no basis to agree or disagree with other statements of the registrant contained therein

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements included in the fourth paragraph of Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2013 financial statements.

/s/ Ernst & Young LLP

Denver, Colorado